UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 11, 2003

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name and address, if changed since last report)

FIRST MIDWEST BANCORP, INC.
FORM 8-K
November 11, 2003

Item 5. Other Events and Regulation FD Disclosure

On November 11, 2003, First Midwest Bancorp, Inc. issued a press release announcing placement of trust preferred securities. This press release, dated November 11, 2003, is attached as Exhibit 99 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td>First Midwest Bancorp, Inc.</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
</table>

<table>
<tr><td>Date: November 11, 2003</td><td>/s/ STEVEN H. SHAPIRO</td></tr>
<tr><td></td><td>Steven H. Shapiro
Executive Vice President</td></tr>
</table>

Exhibit 99

News Release

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

[LOGO] **First Midwest Bancorp, Inc.**

FOR IMMEDIATE RELEASE

CONTACT: **Steven H. Shapiro**
(630) 875-7345
www.firstmidwest.com

TRADED: **Nasdaq**
SYMBOL: **FMBI**

FIRST MIDWEST BANCORP, INC. ANNOUNCES
PLACEMENT OF $125 MILLION IN TRUST PREFERRED SECURITIES

ITASCA, IL., NOVEMBER 11, 2003 - First Midwest Bancorp, Inc. **(Nasdaq: FMBI)** today announced the placement of $125 million in par amount of trust preferred securities. The securities will mature on December 1, 2033 and will accrue preferred dividend distributions at a rate of 6.95% per annum.

The net proceeds from the offering will be used to provide funding for the Company's previously announced acquisition of CoVest Bancshares, Inc. and for general corporate purposes. The CoVest acquisition is expected to be completed in the fourth quarter of 2003.

The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities.

First Midwest is the premier relationship-based banking franchise in the wealthy and growing suburban Chicago banking markets. As the largest independent bank holding company and one of the overall largest banking companies in the Chicago metropolitan area, First Midwest provides the full range of both business and retail banking, trust and investment management services through 70 offices located in more than 40 communities, primarily in northern Illinois.

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2002 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

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